


MANSON CREEK RESOURCES LTD.
Unaudited Interim Financial Statements
March 31, 2010

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at March 31, 2010 nor the unaudited interim statements of net and comprehensive loss and deficit and cash flows for the three and six month periods ended March 31, 2009.

Manson Creek Resources Ltd.
Interim Balance Sheets

	March 31, 2010 (Unaudited)	September 30, 2009
Assets		
Current		
Cash and cash equivalents Note 3	$ 186,918	$ 24,415
Accounts receivable	12,160	5,786
Due from related parties Note 9	2,236	1,041
Prepaid expenses	6,025	11,857
	207,339	43,099
Other assets Note 4	29,967	20,382
Mineral properties and equipment Note 5	533,390	424,440
	$ 770,696	$ 487,921
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 13,643	$ 32,715
Due to related parties Note 9	9,417	15,760
	23,060	48,475
Asset retirement obligation Note 6	5,000	5,000
	28,060	53,475
Shareholders' Equity		
Capital Stock Note 7	9,633,302	9,322,640
Warrants Note 7	157,000	71,000
Contributed Surplus Note 7	1,032,765	989,765
Deficit	(10,080,431)	(9,948,959)
	742,636	434,446
	$ 770,696	$ 487,921

Going concern and nature of operations Note 1
Commitments Note 10

Approved by the Board

"R. Chernish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.

Interim Statements of Net and Comprehensive Loss and Deficit

(Unaudited – prepared by management)

	Three months ended March 31		Six months ended March 31	
	2010	2009	**2010**	2009
Expenses				
General and administrative Note 11	**$ 86,986**	$ 28,684	**$ 118,849**	$ 73,610
Professional fees	**3,541**	1,017	**5,960**	1,943
Reporting to shareholders	**16,829**	-	**16,829**	-
Stock exchange and transfer agent fees	**2,771**	2,272	**6,148**	4,545
Amortization of capital assets	**118**	195	**422**	1,000
	(110,245)	(32,168)	**(148,208)**	(81,098)
Other Income (Expense)				
Interest and other	**405**	390	**578**	1,016
Write-down of mineral properties Note 5	**(125)**	-	**(8,842)**	-
Loss before income taxes	**(109,965)**	(31,778)	**(156,472)**	(80,082)
Future income tax recovery Note 7(b)	**25,000**	37,500	**25,000**	37,500
Net and Comprehensive Earnings (Loss)	**(84,965)**	5,722	**(131,472)**	(42,582)
Deficit, beginning of period	**(9,995,466)**	(7,852,230)	**(9,948,959)**	(7,803,926)
Deficit, end of period	**$(10,080,431)**	$(7,846,508)	**$(10,080,431)**	$(7,846,508)
Net and comprehensive earnings (loss) per share:				
Basic and diluted	**$0.00**	$0.00	**$0.00**	$0.00
Weighted average number of shares outstanding:				
Basic and diluted	**54,761,652**	44,139,986	**52,355,379**	43,746,167

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Interim Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended March 31		Six months ended March 31	
	2010	2009	**2010**	2009
Increase (decrease) in cash and cash equivalents				
Operating activities				
Interest and other income received	**$ 405**	$ 390	**$ 578**	$ 1,016
Cash operating expenses	**(87,270)**	(27,724)	**(120,172)**	(89,637)
	(86,865)	(27,334)	**(119,594)**	(88,621)
Investing activities				
Mineral property additions	**(19,124)**	(10,764)	**(53,605)**	(62,158)
Exploration deposit advance	**(23,585)**	-	**(23,585)**	-
Exploration deposit refund	**-**	-	**14,000**	-
	(42,709)	(10,764)	**(63,190)**	(62,158)
Financing activities				
Private placement proceeds	**-**	-	**350,000**	-
Share issue costs	**-**	-	**(4,713)**	-
Part XII.6 tax	**-**	(4,400)	**-**	(4,400)
	-	(4,400)	**345,287**	(4,400)
Increase (decrease) in cash and cash equivalents	**(129,574)**	(42,498)	**162,503**	(155,179)
Cash and cash equivalents,				
Beginning of period	**316,492**	83,811	**24,415**	196,492
End of period	**$ 186,918**	$ 41,313	**$ 186,918**	$ 41,313

Supplementary Information:
Interest and taxes
Apart from the Part XII.6 tax disclosed above, there were no cash expenditures on interest or taxes during the three and six month periods ended March 31, 2010 and March 31, 2009.

Non-cash transactions
Six months ended March 31, 2010
The Company issued 1,175,000 of its common shares, valued at $76,375, pursuant to option agreements to acquire interests in the Meridian, Virgin Arm and Black Lake mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

The Company granted stock options to officers, directors and employees and recorded a non-cash charge for stock-based compensation expense of $43,000 that is included in general and administrative expenses. (Note 11)

Six months ended March 31, 2009
The Company issued 1,175,000 of its common shares, valued at $29,375, pursuant to option agreements to acquire interests in the Meridian, Gillman, Molygarchy and Black Lake mineral properties. The acquisition costs were valued using the closing share price on the transaction date.

See accompanying notes to the financial statements.

1. Going concern and nature of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and has not determined whether mineral properties contain ore reserves that are economically recoverable.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At March 31, 2010 the Company had a deficit of $10,080,431 and a loss of $131,472 for the six months then ended. Although it had positive working capital of $184,279 on this date, it does not have a significant source of income that would allow it to maintain positive working capital. The continuing operations of the Company are dependent upon its ability to obtain adequate financing. If the Company does not obtain adequate financing, the Company will be unable to meet its obligations as they come due and accordingly, there is significant doubt as to the appropriateness of the use of accounting principles applicable to a going concern. There is no assurance that management will be successful in its pursuit of financing. Therefore, there is a risk regarding the Company's ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern. Such adjustments could be material.

These interim financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2009. These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2009 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Accounting policies

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions.

Restricted cash

At March 31, 2010 unexpended proceeds from flow-through share issuances in the amount of $86,000, (Sept. 30, 2009 - $Nil), that are restricted for use on qualifying exploration expenditures, are included in cash and cash equivalents. The Company is committed to expend the restricted cash held on March 31, 2010 on qualifying exploration expenditures by December 31, 2010.

4. Other assets

	March 31, 2010	Sept. 30, 2009
Long-term prepaid expense	$ 3,382	$ 3,382
Mineral exploration deposits	26,585	17,000
	$ 29,967	$ 20,382

5. Mineral properties and equipment

The following schedules summarize mineral property transactions during the six months ended March 31, 2010 and March 31, 2009:

2010		Newfoundland	British Columbia	
Exploration expenditures:	**Total**	**Virgin Arm**	**Meridian**	**Other**
Balance September 30, 2009	$ 348,543	$ -	$ 348,543	$ -
Geological consulting	13,778	12,095	966	717
Geochemical analysis	218	218	-	-
Field costs	5,480	480	5,000	-
Travel and accommodations	2,243	2,243	-	-
Write-offs	(717)	-	-	(717)
Balance March 31, 2010	**369,545**	**15,036**	**354,509**	-
Property acquisition costs:				
Balance September 30, 2009	**75,475**	-	**75,475**	-
Costs incurred	96,495	16,500	71,870	8,125
Write-offs	(8,125)	-	-	(8,125)
Balance March 31, 2010	**163,845**	**16,500**	**147,345**	-
Total mineral properties March 31, 2010	**$ 533,390**	**$ 31,536**	**$ 501,854**	**$ -**

2009		Yukon	Sask.	British Columbia		
Exploration expenditures:	**Total**	**Molygarchy**	**Black Lake**	**Gillman**	**Meridian**	**CR**
Balance September 30, 2008	**$2,032,533**	**$97,333**	**$921,747**	**$63,287**	**$315,379**	**$634,787**
Geological consulting	24,945	6,054	-	6,951	9,321	2,619
Geochemical analysis	7,780	-	3,048	-	4,732	-
Field costs	1,402	-	-	-	1,363	39
Geophysical	1,393	1,393	-	-	-	-
Balance March 31, 2009	**2,068,053**	**104,780**	**924,795**	**70,238**	**330,795**	**637,445**
Property acquisition costs:						
Balance September 30, 2008	**294,835**	**11,592**	**38,525**	**43,260**	**63,232**	**138,226**
Costs incurred	33,535	10,000	725	13,435	9,375	-
Balance March 31, 2009	**328,370**	**21,592**	**39,250**	**56,695**	**72,607**	**138,226**
Total mineral properties March 31, 2009	**$2,396,423**	**$126,372**	**$964,045**	**$126,933**	**$403,402**	**$775,671**
Equipment	25,084					
Accumulated amortization	(22,738)					
Total mineral properties and equipment March 31, 2009	**$2,398,769**					

6. Asset retirement obligation

	March 31 2010	September 30 2009
Balance, beginning of period	$ 5,000	$ 9,977
Reclamation work performed during the period	-	(1,920)
Adjustment to estimate	-	(3,057)
Balance, end of period	$ 5,000	$ 5,000

As at March 31, 2010 and September 30, 2009 the Company has included in liabilities an estimated obligation of $5,000 for reclamation at its Meridian, British Columbia property. The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

b) Issued

	Number of Shares	Share Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2009	46,919,986	$9,322,640	$ 989,765	2,772,500	$ 71,000
Private placement	6,666,666	264,000	-	5,833,333	86,000
Share issue costs	-	(4,713)	-	-	-
Issued pursuant to property acquisitions	1,175,000	76,375	-	-	-
Tax effect of flow-through renunciation	-	(25,000)	-	-	-
Stock-based compensation (note 11)	-	-	43,000	-	-
Balance March 31, 2010	54,761,652	$9,633,302	$ 1,032,765	8,605,833	$157,000

During the six months ended March 31, 2010, the Company issued 1,175,000 shares in aggregate pursuant to the Meridian, British Columbia; Black Lake, Saskatchewan and Virgin Arm, Newfoundland and Labrador mineral property option agreements. The acquisition costs were valued using the market price of the Company's shares on the issue date.

During the six months ended March 31, 2010, the Company completed a non-brokered private placement consisting of 1,666,666 flow-through units at a price of $0.06 per unit and 5,000,000 non-flow-through units at a price of $0.05 per unit, for gross proceeds of $350,000. Directors and/or officers acquired 46,666 of the flow-through units and 500,000 of the non-flow-through units. Each flow-through unit was comprised of one flow-through common share and one half of one warrant. Each whole warrant entitles the holder to acquire one common share at $0.10 per share to November 24, 2011. Each non-flow-through unit was comprised of one common share and one warrant. Each warrant entitles the holder to acquire one common share at $0.10 per share to November 24, 2011.The warrants issued pursuant to the private placement were valued at $86,000 using the Black Scholes Option Pricing Model assuming volatility of 88%, a risk-free interest rate of 1.15%, a 0% dividend rate and a two year warrant life.

During the six months ended March 31, 2010, the Company granted 900,000 options in aggregate to officers, directors and employees. The value assigned to the stock-based compensation is reflected above in contributed surplus. (Refer to note 11.)

Exploration expenditures aggregating $100,000 were renounced to flow-through share investors during the six months ended March 31, 2010, ($150,000 – six months ended March 31, 2009). The $25,000, (2009 - $37,500), tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the Company has unrecognized future tax assets, this liability was extinguished through the recognition of a future tax recovery in the statement of operations during both the current and comparative periods.

7. Capital Stock, Warrants and Contributed Surplus (continued)

c) Outstanding options

The following summarizes options outstanding at March 31, 2010 that may be exercised to purchase the number of common shares indicated.

Expiry Date	Number of Shares	Price
March 2, 2015	900,000	$0.10
December 20, 2012	1,025,000	$0.10
April 26, 2011	100,000	$0.14
May 12, 2010	675,000	$0.16
	2,700,000	

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. All of the above options vested immediately upon granting.

d) Stock option transactions

	Number of options	Weighted average exercise price
As at September 30, 2009	1,800,000	$0.12
Granted	900,000	$0.10
As at March 31, 2010	2,700,000	$0.12

e) Warrants

Warrant transactions for the six months ended March 31, 2010 and balances as at March 31, 2010 are summarized below:

Sept. 30, 2009	Issued	Mar 31, 2010	Exercise Price	Expiry	Description
1,500,000	-	1,500,000	$0.15	Jun.12/10	Warrants
7,500	-	7,500	$0.13	Jun.12/10	Brokers' warrants
1,265,000	-	1,265,000	$0.10	Apr. 30/11	Warrants
-	5,833,333	5,833,333	$0.10	Nov. 24/11	Warrants
2,772,500	**5,833,333**	**8,605,833**			

Each warrant can be exercised to acquire one common share at the price indicated in the table above.

8. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

Category	Carrying value Mar. 31, 2010	Carrying value Sept. 30, 2009
Held for trading (Cash and cash equivalents)	$186,918	$ 24,415
Loans and receivables (Accounts receivable & due from related parties)	$ 14,396	$ 6,827
Other financial liabilities (Accounts payable and accrued liabilities & due to related parties)	$ 23,060	$ 48,475

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

9. Related party transactions

Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the six months ended March 31, 2010 was $41,000, (2009 - $45,000). Related party payables at March 31, 2010 and September 30, 2009 related to unpaid consultants' billings.

The Company sublet office space to a company related by virtue of certain common officers and directors and incurred certain administrative expenditures on its behalf. The base rent, operating and administrative costs charged to the related company aggregated $19,000 during the six months ended March 31, 2010, (2009-$20,000). Amounts due from related parties pertain to administrative charges unpaid at period-end. This same related company billed the Company $1,000 for its share of postage during the six months ended March 31, 2010.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

See also note 7 (b).

10. Commitments

The Company rents office space pursuant to a lease agreement that extends to December 31, 2011. The Company's remaining base lease commitments by fiscal year are as follows:

2010	$49,700
2011	$99,500
2012	$24,900

Pursuant to sublease agreements, a company, related by virtue of common officers and/or directors, is committed to pay 20% and a non-related company is committed to pay 56% of the above-noted rent pursuant to sublease agreements.

Pursuant to a mineral property option agreement, the Company is committed to make payments in cash and shares of its common stock. Should the Company decide to terminate the option agreement at any time, it is not liable for future cash and share issuances. Assuming that the Company does not terminate the agreement in place at March 31, 2010, the Company is committed to the following cash and share issuance payments as at March 31, 2010:

Fiscal Year payment is due	Cash Commitment	Share Issuance Commitment
2011	$ 30,000	100,000
2012	$ 35,000	100,000
2013	$ 75,000	100,000
2014	$150,000	100,000
	$290,000	400,000

11. Stock based compensation

Included in general and administrative expenses for the six and three month periods ended March 31, 2010 is stock based compensation in the amount of $43,000, (2009 - $Nil). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model utilizing the following information and assumptions:

Period ended March 31,	**2010**
Number of options granted	900,000
Exercise price	$0.10
Expected stock price volatility	88%
Risk-free interest rate	1.46%
Expected option life	2 years
Expected dividend yield	-

12. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as Capital Stock, Warrants, Contributed Surplus and Deficit. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at March 31, 2010, the Company is required to incur a further $86,000 of qualifying exploration expenditures by December 31, 2010.

13. Financial Risk Management

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company's financial instruments that could be subject to credit risk consist of receivables, related party receivables, GST input tax credits and cash held in bankers' acceptances. The Company considers credit risk to be low on these instruments as at March 31, 2010.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity risk is the utilization of budgets, to attempt to maintain sufficient liquidity in order to meet operational and exploration requirements as well as property acquisition commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company is continually investigating financing options. Liquidity risk is high at March 31, 2010 due to the fact that additional financing will be required for the Company to carry on operations beyond the end of fiscal 2010. Refer also to note 1 – Going concern.

c) Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. All of the Company's transactions are denominated in Canadian dollars. Consequently, the Company is not exposed to foreign currency exchange risk at this time. The Company has not yet developed commercial producing mineral interests, therefore it is not exposed to commodity price risk at this time. As the Company has no debt facility and does not have significant interest earnings, it is not exposed to interest rate risk at this time.

14. Seasonality or Cyclicality

The Company incurs substantially all of its mineral property exploration expenditures during the months of March through October.

15. Comparative amounts

Certain comparative amounts have been restated to conform to the financial statement presentation utilized in the current period and in the most recent annual financial statements.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SIX MONTHS ENDED MARCH 31, 2010

The information included in this document should be read in conjunction with the unaudited financial statements for the six months ended March 31, 2010 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is May 7, 2010. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including exploration and administrative budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Manson Creek Resources Ltd., (the Company), trading as MCK on the TSX.V, is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the exploration stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares and warrants. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) Six months ended March 31, 2010 Highlights

a) The Company completed a $350,000 private placement financing, the proceeds of which have funded mineral property option payments and will be used to conduct exploration, primarily on its newly-acquired Virgin Arm, Newfoundland property, and to fund working capital needs.

b) The Company completed the 100% acquisition of the Meridian property, subject to a 2% net smelter return royalty.

c) The Company entered into an acquisition agreement to acquire a 100% interest, subject to a 2.5% net smelter return royalty, in the Virgin Arm prospective gold mineral property located approximately 65 kilometers from Gander Newfoundland.

3) Mineral Properties
British Columbia
a) Meridian
During the six months ended March 31, 2010, upon making the final option payment, the Company completed the acquisition of 100% of the Meridian property, subject to a 2.0% net smelter interest, three quarters of which may be purchased by the Company for $1,500,000. Meridian, located 45 kilometers from Revelstoke, British Columbia, encompasses five past producing gold mines that were active in the early 1900's.

During 2006 a number of samples were taken during a due diligence visit, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne, (g/t), gold and 0.20 to 563 g/t silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 g/t gold and 24.7 g/t silver over a length of 10 meters. Excessive rainfall limited access to the property during 2007. A seven hole, 1,141 meter drill program was completed in early July, 2008. The program tested a number of prospective zones proximal to the workings of the historical Eva Mine. All of the drill holes intersected shear zones and the associated quartz veins along strike and to depth of the historical workings.

Significant drill results from the 2008 exploration program ranged from 0.33 g/t, gold and 0.23 g/t silver over 23 meters on hole 1 to 5.94 g/t gold and 1.7 g/t silver over 1 meter on hole 2. Surface sampling conducted at the time of drilling further demonstrated the widespread mineralization. One grab sample assayed 194.00 g/t gold and 48.1 g/t silver. The sample was collected from an outcrop of sheeted quartz veins within a carbonate altered sediment host located along strike of the Camborne Fault and between drill setups for hole 2 and 3. Further, sampling from a 3.0 meter exposure of the cross fault between drill setups for hole 4 and 5 returned 4.42 g/t gold and 1.4 g/t silver on a 1.0 meter continuous chip sample and a grab sample returned 10.6 g/t gold and 4.4 g/t silver from the same location.

The summer 2009 exploration program included underground mapping and sampling of historical workings. Prospecting and sampling of the Imperial area, located 280 meters to the west/southwest of the main Meridian zone, returned 11.6 g/t gold and 2.4 g/t silver over 1.0 meter in a continuous chip sample. This interval was located within a broader 2.0 meter zone grading 6.65 g/t gold and 1.35 g/t silver. Sampling in the Criterion stope, a zone that is approximately perpendicular to the Meridian mineralized trend, returned an assay of 20.5 g/t gold and 3.3 g/t silver from a continuous chip sample of 0.60 meters of quartz vein containing iron carbonate within the broader 2.0 meter zone. Further, 15 samples collected in development stopes of the historical Eva Mine contained a weighted average of 0.26 g/t gold.

The results of the 2009 program are currently being integrated into the geological and structural model that will guide future drilling. Drilling would continue the process of delineating this gold-bearing system. Work on this property is being temporarily deferred while the Company focuses its efforts on the newly-acquired Virgin Arm, Newfoundland and Labrador property.

b) CR
The Company wrote-off the CR property costs during the year ended September 30, 2009. During the current period, the Company continued to examine various options for advancing the CR property, including optioning the property to another company or finding an interested joint venture partner. When no such arrangement could be made, the Company notified the vendor of its intention to terminate the option agreement and returned the property to the vendor.

3) Mineral Properties (continued)

Saskatchewan

Black Lake

During the year ended September 30, 2009 the Company determined that it would no longer pursue exploration on the Black Lake property. Consequently the property costs, aggregating $964,000, were written-off. Subsequent to year-end the Company issued the final tranche of 125,000 of its common shares to the vendor resulting in the acquisition of a 100% interest in the property, subject to a net smelter interest. The acquisition enables the Company to pursue optioning out the property or investigating joint venture opportunities at some point in the future. The value associated with the current period share issue was booked to property and written-off in the current period to reflect management's assessment of the property's value based on current market conditions.

Newfoundland and Labrador

Virgin Arm

During the six months ended March 31, 2010, the Company entered into an acquisition agreement to acquire 42 mineral claims approximately 65 kilometers from Gander, Newfoundland. Historical data indicates that the road-accessible, 1047 hectare property hosts gold showings over a strike length of three kilometers. Visible gold was found at several showings along with assays up to 99.7 grams per tonne, (g/t) to 127 g/t gold. Work on the property by another party in 2002 outlined a 2 kilometer long gold in soils anomaly which remains uninvestigated. This early stage project offers tremendous exploration upside as little follow-up has been done on the property and no trenching or drilling has been conducted. Management has received the exploration permits necessary for the planned Spring, 2010 exploration program. A proposed budget for Phase 1 work of $86,000 will cover up to 1000 meters of trenching, with the trenches being subject to detailed sampling and mapping. Further, the Company will undertake property-wide prospecting, mapping and soil sampling. The exploration program will focus on expanding known gold occurrences and identifying new areas of gold mineralization within the large claim block. Detailed geological work will be conducted to better understand the controls on gold mineralization, and this knowledge will help to guide follow-up work that could culminate in proposed diamond drilling.

4) Operating Results

Six months ended March 31, 2010 compared to six months ended March 31, 2009

A summarized statement of operations appears below to assist in the discussion that follows:

Six months ended March 31	**2010**	**2009**	**Variance (negative) positive**
General and administrative expenses	**$(118,849)**	$ (73,610)	$(45,239)
Reporting to shareholders	**(16,829)**	-	(16,829)
Professional fees	**(5,960)**	(1,943)	(4,017)
Other	**(6,570)**	(5,545)	(1,025)
Write-down of mineral property	**(8,842)**	-	(8,842)
Future income tax recovery	**25,000**	37,500	(12,500)
Interest and other	**578**	1,016	(438)
Net and comprehensive loss	**$(131,472)**	$ (42,582)	$(88,890)

The largest variance in the period-to-period comparison pertains to general and administrative expenses that are discussed in more detail below. The write-down of mineral property of $8,842 in the current period had no comparable amount in the comparative period. During the current period the final acquisition cost incurred on the Black Lake, Saskatchewan property was written-off. The property was written-off in the prior year, but the Company made its final option payment in the current period through the issuance of shares in order to give it an opportunity to vend the property through an option or joint venture arrangement. The decrease in interest income is a function of both decreasing average cash balances and a decrease in interest rates. Reporting to shareholder costs relate to costs associated with the annual meeting including distribution of meeting materials. These costs have increased because the

4) Operating Results (continued)

Six months ended March 31, 2010 compared to six months ended March 31, 2009

Company did not have an annual meeting during the comparative period in order to limit cash outflows. Future income tax recoveries pertained to the tax effect of flow-through share renunciations. The tax effect was recognized in the period in which the tax benefits were renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock. The future income tax recovery is a function of the amount of flow-through expenditures renounced and the tax rate, each of which can vary in any given year.

General and administrative costs increased approximately $45,000 from the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the respective periods:

Six months ended March 31	**2010**	**2009**
Administrative consulting fees	**$ 27,096**	$ 22,693
Stock-based compensation	**43,000**	-
Travel and promotion	**5,307**	3,746
Occupancy costs	**20,976**	20,979
Office, secretarial and supplies	**14,681**	6,673
Insurance	**6,546**	10,450
Investor relations	**-**	7,125
Miscellaneous	**422**	519
Networking/website	**821**	1,425
Total	**$ 118,849**	$ 73,610

The Company granted 900,000 stock options to officers, directors and employees during the current period. There were none granted in the prior period. The value assigned to these options accounts for the bulk of the variance in general and administrative expenses from period to period. The value is assessed using the Black Scholes Option Pricing Model and the assumptions and information outlined in Note 11 to the financial statements. Administrative consulting fees increased approximately $4,000 as a reflection of increasing activity levels once the Company completed its financing this period as well as an increase in certain billing rates to more closely approximate market rates. Travel and promotion costs increased approximately $1,500 as Mr. Chernish attended PDAC in Toronto this year, but did not in the previous year. Investor relations costs decreased $7,000 from the comparative period. The investor relations cost in the previous period reflected the last of a series of payments made to a firm for the preparation of a research report and investment analysis of the Company. There were no such costs in the current period. Office, secretarial and supply costs increased substantially due to a significant amount of secretarial time and associated general and administrative expenses associated with the private placement financing that took place in the first quarter of fiscal 2010 and administrative time spent on the annual general meeting mailings and documents. Insurance costs decreased due to the fact that the Company found a new carrier with lower rates commencing June 1, 2009.

The following summarizes the components of professional fees included in the statement of earnings:

Six months ended March 31	**2010**	**2009**
Legal and filing fees	**$ 4,960**	$ 2,943
Audit fees	**1,000**	(1,000)
Total	**$ 5,960**	$ 1,943

In the comparative period, the audit fee recovery resulted from an over-accrual of audit fees at September 30, 2008 while the current period expense resulted from an underaccrual of September 30, 2009 audit fees. Legal and filing fees increased due to an increase in the number of filings associated with news releases and property transactions.

4) Operating Results (continued)

Three months ended March 31, 2010 compared to three months ended March 31, 2009

The Company recorded a loss of $84,965 for the three months ended March 31, 2010 and earnings of $5,722 for the three months ended March 31, 2009. The significant variances quarter to quarter that resulted in a decrease in earnings of approximately $91,000 were as follows:

Three months ended March 31	2010	2009	Variance
Interest and other income	$ 405	$ 390	$ 15
General and administrative expenses	(86,986)	(28,684)	(58,302)
Reporting to shareholders	(16,829)	-	(16,829)
Future income tax recovery	25,000	37,500	(12,500)
Professional fees	(3,541)	(1,017)	(2,524)
Other	(3,014)	(2,467)	(547)
Net and comprehensive earnings (loss)	$ (84,965)	$ 5,722	$ (90,687)

Refer to the six month comparative for an analysis of variances.

General and administrative costs increased approximately $58,000 from the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the respective periods:

Three months ended March 31,	2010	2009
Administrative consulting fees	$ 17,521	$ 7,684
Travel and promotion	4,426	1,155
Occupancy costs	11,000	11,139
Stock-based compensation	43,000	-
Office, secretarial and supplies	7,370	2,912
Insurance	3,116	5,187
Miscellaneous	553	607
Total	$ 86,986	$ 28,684

Refer to six month comparative for a discussion of significant variances.

5) Liquidity and Capital Resources

The Company had working capital at March 31, 2010 of $184,279, (September 30, 2009 – working capital **deficiency** of $5,376). The Company expended $54,000 cash on mineral property additions during the six months ended March 31, 2010, (2009 - $62,000). Cash operating expenses in excess of interest income aggregated $120,000 during the six months ended March 31, 2010, (2009 - $89,000). A private placement contributed $345,000, after issue costs, during the six months ended March 31, 2010, (2009 – $Nil). The Company received $14,000 during the current period as a refund of the exploration deposit for the CR, British Columbia property. The amount was refunded upon satisfactory completion of site restoration on the property. The Company expended $23,000 as an exploration deposit for its Virgin Arm, Newfoundland and Labrador property during the current quarter. The deposit will be refunded if sufficient exploration expenditures are incurred during the current exploration program. Part XII.6 tax was paid in the comparative period. It is essentially an interest charge assessed on unexpended flow-through funds in the situation where exploration costs are renounced to investors in the calendar year preceding the expenditure of these funds on qualifying exploration.

Given current activity levels the November, 2009 financing should be sufficient to cover estimated general and administrative expenses, professional fees, reporting to shareholder costs and stock exchange and transfer agent fees to the end of fiscal 2010, assuming that the Company does not expend in excess of $100,000 on exploration expenditures in fiscal 2010. Should the exploration costs exceed $100,000 or other unforeseen circumstances arise, the Company would need to raise additional equity funds before the end of fiscal 2010. Further financing will be required to fund mineral property acquisition cash commitments due November 30, 2010 as well as operating costs beyond the end of fiscal 2010. The

5) Liquidity and Capital Resources (continued)
continuing operations of the Company will be dependent upon the Company's ability to continue to obtain adequate financing. If the Company does not obtain adequate financing, the Company will be unable to meet its obligations as they come due and accordingly, there is significant doubt as to the appropriateness of the use of accounting principles applicable to a going concern. There is no assurance that management will be successful in its future pursuits of financing. Therefore, there is a risk regarding the Company's ability to continue as a going concern. The Company's financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenues and expenses if the Company could not continue as a going concern.

6) Contractual Obligations
Effective January 1, 2007, the Company's office lease was extended for five years. The following summarizes annual base lease commitments as at March 31, 2010 for the ensuing five fiscal years:

Remainder of 2010 $49,700 **2011** $99,500 **2012** $24,900 **2013** $Nil **2014** $Nil

Pursuant to sublease agreements, other companies will be responsible for 76% of the aforementioned payments.

As at March 31, 2010, aggregate unpaid mineral property option cash payments and share issuances, by fiscal year required pursuant to the option agreement for the Virgin Arm, Newfoundland and Labrador property, are as follows:

Fiscal year of payment	Cash	Common Shares
2011	$ 30,000	100,000
2012	$ 35,000	100,000
2013	$ 75,000	100,000
2014	$150,000	100,000
	$290,000	400,000

7) Financing
During the six months ended March 31, 2010, the Company completed a non-brokered private placement consisting of 1,666,666 flow-through units at $0.06 per unit and 5,000,000 non-flow-through units at a price of $0.05 per unit, for gross proceeds of $350,000. Directors and/or officers acquired 46,666 of the flow-through units and 500,000 of the non-flow-through units. Each flow-through unit was comprised of one flow-through common share and one half of one warrant. Each whole warrant entitles the holder to acquire one common share at $0.10 per share to November 24, 2011. Each non-flow-through unit was comprised of one common share and one warrant. Each warrant entitles the holder to acquire one common share at $0.10 per share to November 24, 2011. The flow-through proceeds will be used primarily to fund the planned Spring, 2010 exploration program on the Virgin Arm, Newfoundland property. The non-flow-through proceeds funded the fiscal 2010 option payments on the Meridian and Virgin Arm mineral properties and will fund working capital needs over the course of this fiscal year.

8) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2009	2008	2007
Financial Results			
Interest and other income	$ 1,224	$ 17,099	$ 34,950
Net and Comprehensive Loss	$(2,145,033)	$ (279,899)	$ (149,620)
Basic and diluted loss per share	$(0.05)	$(0.01)	$0.00
Financial Position			
Working capital	$ (5,376)	$ 139,221	$ 655,146
Total assets	$ 487,921	$ 2,595,101	$ 2,621,528
Capital Stock	$ 9,322,640	$ 9,255,478	$ 9,146,456
Warrants	$ 71,000	$ 402,067	$ 433,902
Contributed Surplus	$ 989,765	$ 651,698	$ 500,863
Deficit	$(9,948,959)	$(7,803,926)	$(7,524,027)

Write-off of mineral properties, stock-based compensation and future tax recoveries all contributed to variances in the recorded losses from year to year. Mineral property write-offs aggregated $2,009,000 in 2009, (2008 - $113,000, 2007 - $94,000). Stock based compensation aggregated $Nil during fiscal 2009, (2008 - $55,000, 2007 - $Nil). Future income tax recoveries aggregated $37,500 during fiscal 2009, (2008 - $172,000, 2007 - $210,000).

9) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Mar 31 2010 (Q2-2010)	Dec 31 2009 (Q1-2010)	Sept 30 2009 (Q4-2009)	June 30 2009 (Q3-2009)	Mar. 31 2009 (Q2-2009)	Dec. 31 2008 (Q1-2009)	Sept 30 2008 (Q4-2008)	June 30 2008 (Q3-2008)
Interest & Other	$ 405	$ 173	$ 208	$ -	$ 390	$ 626	$ 1,976	$ 3,556
Loss before mineral property write-offs and income tax recoveries	$(109,840)	$ (37,790)	$ (49,700)	$ (44,089)	(31,778)	(48,304)	(71,532)	(59,888)
Mineral property write-offs	(125)	(8,717)	(917,403)	(1,091,259)	-	-	(110,508)	(420)
Loss before income taxes	(109,965)	(46,507)	(967,103)	(1,135,348)	(31,778)	(48,304)	(182,040)	(60,308)
Future income tax recovery	25,000	-	-	-	37,500	-	-	-
Net and Comprehensive Earnings (Loss)	$ (84,965)	$(46,507)	$(967,103)	$(1,135,348)	$ 5,722	$(48,304)	$(182,040)	$(60,308)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$(0.02)	$(0.03)	$0.00	$0.00	$0.00	$0.00

The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares. The timing and amount of the Company's mineral property write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company from period to period. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors. Renunciations occur during the Company's second quarter and the related tax recovery is recorded at this time.

9) Selected Quarterly Financial Information (continued)

Interest revenue varies with the amount of invested cash and interest rates. General and administrative expenses are generally higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result has traditionally been a higher net loss before mineral property write-offs in these periods. During the quarter ended March 31, 2009, however, this was not the case as the Company deferred calling an annual meeting in order to temporarily preserve cash. The Company was consciously limiting discretionary expenditures during fiscal 2009 and the early part of 2010 in order to preserve limited cash resources. Consequently the losses before mineral property write-offs and income tax recoveries were lower compared to the previous year's quarters.

10) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

11) Directors and Officers

Regan Chernish	*Director and President*	Doug Bryan	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Gordon Clarke	*Director*
Doug Porter	*Director*	Shari Difley	*Chief Financial Officer*
Shane Ebert	*Director*	Barbara O'Neill	*Corporate Secretary*

12) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the six months ended March 31, 2010:

i) received or accrued $10,000, (2009 - $10,000), from a corporation related by virtue of common officers and directors for rent of shared office space and $9,000, (2009 - $10,000), for lease operating and certain administrative expenses.

ii) paid or accrued $41,000, (2009 - $45,000), for consulting fees charged by officers and directors or their corporate employers on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued $1,000, to a company related by virtue of common officers and directors, for its share of postage expenses, (2009 - $Nil).

iv) officers and/or directors acquired, in aggregate, 46,666 of the flow-through units and 500,000 of the non-flow-through units issued pursuant to the non-brokered private placement that was completed during the six months ended March 31, 2010. (Refer to 7) Financing)

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

13) Exploration Expenditures

Refer to note 5 to the financial statements for the schedule of expenditures incurred on the various properties during the six month periods ended March 31, 2010 and March 31, 2009 respectively.

14) Capital Stock, Warrants, Options

a) Capital Stock and Warrants Issued and Outstanding

Refer to note 7 to the financial statements for details of issued and outstanding common shares as at March 31, 2010 and transactions during the six months then ended. There were no changes to issued and outstanding common shares or warrants during the period from March 31, 2010 to May 7, 2010.

b) Stock Options

No options were granted, exercised or cancelled, and none expired during the period from March 31, 2010 to May 7, 2010.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it will attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The Company successfully completed a private placement for gross proceeds of $350,000. The Company used a portion of these funds to finance the option payments on the Meridian property and on the newly-acquired Virgin Arm, Newfoundland and Labrador property and will fund working capital needs and the planned exploration program on the Virgin Arm property in the current fiscal year.

Investors are cautioned that, although the Company feels that they have adequate financing to meet its commitments for the fiscal year ended September 30, 2010 based on current activity levels, (refer also to 5) Liquidity and Capital Resources), it will require additional financing to fund future years' operations, exploration programs and property acquisitions as well as expanded fiscal 2010 exploration programs or new property acquisitions.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may result in a material liability for the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

16) Risks (continued)

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, available financial resources to further exploration, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation and warrants. The Company uses the Black-Scholes Option Pricing Model to value stock options and warrants. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested, or warrants issued, during the year.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

18) New Accounting Policies

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.